 **NEWS**RELEASE

Norfolk Southern Corporation, Three Commercial Place, Norfolk, Va. 23510-2191

FOR IMMEDIATE RELEASE
September 27, 2006

NS AMENDS CORPORATE GOVERNANCE GUIDELINES TO IMPLEMENT MAJORITY VOTING

NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) announced today that its board of directors has amended the company's corporate governance guidelines to include majority voting for election of directors in an uncontested election.

The amended guidelines provide that any nominee for director who receives a greater number of "withhold" votes than "for" votes for his or her election will resign. The board's governance and nominating committee then will consider the resignation and recommend to the board of directors whether to accept or reject it. The board of directors will act on the committee's recommendation within 90 days after the annual meeting of shareholders.

Norfolk Southern will disclose the board's decision on a Form 8-K furnished to the Securities and Exchange Commission within four business days after the decision, including an explanation of the process by which the decision was reached.

The complete text of the corporate governance guidelines can be found on the company's website at www.nscorp.com under the "Investors" tab.

Norfolk Southern Corporation is one of the nation's premier transportation companies. Its Norfolk Southern Railway subsidiary operates approximately 21,200 route miles in 22 states, the District of Columbia and Ontario, Canada, serving every major container port in the eastern United States and providing superior connections to western rail carriers. NS operates the most extensive intermodal network in the East and is North America's largest rail carrier of automotive parts and finished vehicles.

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Norfolk Southern contact:
(Media) Bob Fort, 757-629-2710, (rcfort@nscorp.com)
(Investors) William Romig, 757-629-2780, (william.romig@nscorp.com)

Operating Subsidiary: Norfolk Southern Railway Company   **World Wide Web Site: www.nscorp.com**